SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2002

Charter Communications Holdings, LLC
Charter Communications Holdings Capital Corporation
(Exact name of registrants as specified in its charter)

Delaware
Delaware
(State or Other Jurisdiction of Incorporation or Organization)

333-77499	**43-1843179**
333-77499-01	**43-1843177**
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri 63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS.

On October 22, 2002, Charter Communications Holdings, LLC and its wholly-owned subsidiary Charter Communications Holdings Capital Corporation, subsidiaries of Charter Communications, Inc., issued a press release responding to the speculation resulting from an earlier press release dated October 22, 2002. A copy of the press release is being filed as Exhibit 99.1 with this report.

ITEM 7. EXHIBITS.

99.1 Press release dated October 22, 2002. *

* filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications Holdings, LLC has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS HOLDINGS, LLC,
registrant

By: /s/ KENT D. KALKWARF
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial
Officer (Principal Financial Officer)

Dated: October 23, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications Holdings Capital Corporation has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS HOLDINGS CAPITAL CORPORATION,
registrant

By: /s/ KENT D. KALKWARF
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial
Officer (Principal Financial Officer)

Dated: October 23, 2002

EXHIBIT INDEX

Exhibit
Number   Description

99.1   Press release dated October 22, 2002.



PRESS RELEASE **EXHIBIT 99.1**

Charter COMMUNICATIONS

NEWS

FOR RELEASE: Tuesday, October 22, 2002

ST. LOUIS - Responding to the close scrutiny and speculation resulting from this morning's announcement that David G. Barford, Executive Vice President and Chief Operating Officer, is on paid leave status, Charter Communications, Inc. (Nasdaq: CHTR) issued the following prepared statement:

"Due to the pendency of a previously announced grand jury subpoena, the company determined that the most appropriate course of action at this time is to place Mr. Barford on paid leave pending the result of investigation, after which this status would be reviewed.

We continue to cooperate fully with the grand jury subpoena and reiterate our belief that Charter's financial statements comply with generally accepted accounting principles, in all material respects, and they, and the related SEC filings, provide an accurate picture of the company, its financial condition, results of operations, and the assumptions underlying them.

Carl Vogel, President and Chief Executive Officer, has assumed Mr. Barford's responsibilities on an interim basis."

About Charter

Charter Communications, Inc., A Wired World Company™, is among the nation's largest broadband communications companies, currently serving more than 6.7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under Charter Digital Cable® and high-speed Internet access marketed under the Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks™ brand. Advertising sales and production services are sold under the Charter Media™ brand. More information about Charter can be found at www.charter.com <http://www.charter.com>.

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CONTACT:
David Andersen
314/543-2213
dandersen@chartercom.com